Exhibit 99.74

SPECIAL WARRANT INDENTURE

Providing for the Creation and Issue of
Special Warrants

BETWEEN

TIMMINS GOLD CORP.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

- and -

PACIFIC ROAD RESOURCES FUND A
PACIFIC ROAD RESOURCES FUND B
PACIFIC ROAD HOLDINGS NV

- and -

M PARTNERS INC.
NATIONAL BANK FINANCIAL INC.

Dated as of July 21, 2011

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

		Page
12.5	Provisions of Indenture and Special Warrants for the Sole Benefit of Parties and Special Warrantholders	43
12.6	Special Warrants Owned by the Corporation or its Subsidiaries – Certificate to be Provided	43
12.7	Power to Amend	44
12.8	Waiver	44
12.9	Governing Law	44
12.10	Force Majeure	44

-iv-

THIS SPECIAL WARRANT INDENTURE is made as of the 21st day of July, 2011.

BETWEEN:

TIMMINS GOLD CORP., a corporation formed under the laws of British Columbia (the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (the “Special Warrant Agent”)

- and -

PACIFIC ROAD CAPITAL A PTY LTD., AS TRUSTEE FOR PACIFIC ROAD RESOURCES FUND A (“Fund A”), PACIFIC ROAD CAPITAL B PTY LTD., AS TRUSTEE FOR PACIFIC ROAD RESOURCES FUND B (“Fund B”) and PACIFIC ROAD HOLDINGS NV (“PRNV”, and collectively with Fund A and Fund B, “Pacific Road”)

- and -

M PARTNERS INC. (“M Partners”) and NATIONAL BANK FINANCIAL INC. (“National Bank”, and together with M Partners, the “Co-Lead Agents”)

WHEREAS the Corporation is proposing to create and issue up to 25,205,090 Special Warrants in the manner set forth in this Indenture;

AND WHEREAS one (1) Special Warrant shall, subject to adjustment as provided for in this Indenture, entitle the holder thereof to acquire from Pacific Road one (1) common share (collectively, the “Timmins Common Shares”) of the Corporation presently owned by Pacific Road at no additional cost upon the terms and conditions set forth in this Indenture;

AND WHEREAS the Special Warrant Agent has agreed to hold such Timmins Common Shares in escrow for and on behalf of Pacific Road in accordance with the terms and conditions of this Indenture;

AND WHEREAS the Special Warrant Agent has agreed to hold the aggregate purchase price paid by purchasers of Special Warrants in escrow for and on behalf of such purchasers and Pacific Road in accordance with the terms and conditions of this Indenture;

AND WHEREAS all necessary acts and deeds have been undertaken and performed to make the Special Warrants, when created as provided in this Indenture, legal, valid and binding upon the Corporation, with the benefits set forth in, and subject to the terms of, this Indenture;

NOW THEREFORE, THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Indenture, including the recitals and schedules hereto and in all indentures supplemental hereto, the following words and terms shall have the indicated meanings:

(a)	“Agency Agreement” means the agency agreement dated effective as of July z, 2011 among the Corporation, Pacific Road and the Agents relating to the offering of Special Warrants;

(b)	“Agents” means the Co-Lead Agents and Paradigm Capital Inc.;

(c)

“Applicable Legislation” means the provisions of the Business Corporations Act (British Columbia) as from time to time amended, and the provisions of any statute of Canada or of the Province of British Columbia, and of regulations under any such statute, relating to trust indentures or to the rights, duties and obligations of corporations and of trustees under trust indentures, as are from time to time in force and applicable to this Indenture;

(d)	“Book-Entry Only System” means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;

(e)	“Business Day” means a day other than a Saturday, Sunday or statutory holiday in either the City of Toronto, Ontario or the City of Vancouver, British Columbia;

(f)	“CDS” means The Canadian Depository for Securities Limited and its successors in interest;

(g)	“Closing” means the completion of the purchase and sale of the Special Warrants;

(h)	“Closing Date” means July 21, 2011 or such other date as the Corporation, Pacific Road and the Agents shall determine;

(i)	“Co-Lead Agents” means M Partners Inc. and National Bank Financial Inc.;

(j)

“Common Shares” means the common shares of the Corporation as constituted on the date hereof, provided that in the event of any adjustment pursuant to Section 6.1(a) hereof, Common Shares shall thereafter mean the shares or other securities or property resulting from such adjustment;

(k)	“Corporation” means Timmins Gold Corp.;

(l)	“Corporation’s Auditors” means a firm of chartered accountants duly appointed as auditors of the Corporation;

(m)	“Counsel” means a barrister or solicitor or a firm of barristers and solicitors retained by the Special Warrant Agent or retained by the Corporation and acceptable to the Special Warrant Agent;

(n)	“Deadline” means 5:00 p.m. (Toronto time) on August 31, 2011;

(o)	“Dividend Funds” means all cash dividends and other cash distributions received by the Special Warrant Agent in the manner contemplated by subsection 5.1(b);

(p)

“Earned Interest” means the interest or other income actually earned on the investment of the Escrowed Purchase Price from the date hereof to, but not including the earlier to occur of the Exchange Time and the Termination Date;

(q)	“Electing Holders” shall have the meaning given in Section 3.5;

(r)

“Escrowed Purchase Price” means the sum of $63,264,776 paid by purchasers of Special Warrants at the Closing and held by the Special Warrant Agent in escrow pursuant to Section 2.17 and Article 3 hereof;

(s)

“Exchange Time” means 5:00 p.m. (Toronto time) on the third Business Day (or such other date as may be agreed to between the parties acting reasonably) after the Qualification Date or, if the Qualification Date does not occur prior to the Deadline, such date as may be agreed to by the Corporation, Pacific Road and one or more Special Warrantholders subject to and in accordance with Section 3.5;

(t)	“Final Prospectus” means the (final) prospectus of the Corporation which qualifies the distribution of the Common Shares deliverable upon the exchange of the Special Warrants;

(u)

“person” means an individual, body corporate, partnership, trust, trustee, executor, administrator, legal representative or any unincorporated organization or any other entity whatsoever, and any other words imparting person have a similar extended meaning;

(v)	“Property” means all non-cash property and securities received by the Special Warrant Agent in the manner contemplated by subsection 5.1(b);

(w)

“Qualification Date” means the day on which a receipt is issued by, or on behalf of, the last of the applicable securities regulatory authorities in each of the Qualifying Jurisdictions for the Final Prospectus of the Corporation qualifying the distribution of Timmins Common Shares deliverable upon the exchange of the Special Warrants;

(x)

“Qualifying Jurisdictions” means the provinces of Canada where the purchasers of Special Warrants are resident and any other jurisdiction in Canada in which the Corporation is required to file the Final Prospectus pursuant to the Agency Agreement;

(y)	“Released Agents’ Expenses” means the amount of $110,000 to be paid by the Special Warrant Trustee to the Agents, on behalf of the Agents and the Corporation, in accordance with the Agency Agreement;

(z)	“Special Warrants” means the warrants created, issued and certified hereunder and for the time being outstanding entitling the holders thereof to acquire Timmins Common Shares;

(aa)	“Special Warrant Agent” means Computershare Trust Company of Canada or its successors from time to time in the trust hereby created;

(bb)	“Special Warrant Certificate” means a certificate, in substantially the form set forth in Schedule “A”, issued on or after the Closing Date to evidence one or more Special Warrants;

(cc)

“Special Warrantholders’ Request” means an instrument signed in one or more counterparts by Special Warrantholders entitled to acquire in the aggregate not less than 10% of the aggregate number of Timmins Common Shares which could be acquired pursuant to the exchange of all Special Warrants then not exchanged and outstanding, requesting that the Special Warrant Agent take some action or proceeding specified in such instrument;

(dd)	“Special Warrantholders” or “holders” without reference to Timmins Common Shares means the persons who, on and after the Closing Date, are registered owners of Special Warrants;

(ee)

“Subsidiary of the Corporation” or “Subsidiary” means any corporation of which more than fifty (50%) percent of the outstanding Voting Shares are owned, directly or indirectly, by or for the Corporation, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such corporation and includes any corporation in like relation to a Subsidiary;

(ff)	“Subscription Price” means $2.51 per Special Warrant;

(gg)	“Termination” shall occur at 5:00 p.m. (Toronto time) on the second Business Day after the Deadline, if the Qualification Date does not occur on or before the Deadline;

(hh)	“Termination Date” means the date on which Termination occurs;

(ii)

“this Special Warrant Indenture”, “this Indenture”, “herein”, “hereby” and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental hereto; and the expressions “Article”, “Section”, “subsection” and “paragraph” followed by a number mean and refer to the specified article, section, subsection or paragraph of this Indenture;

(jj)

“Timmins Common Shares” means the aggregate of 25,205,090 Common Shares beneficially owned by and registered in the name of Pacific Road and deposited in escrow with the Special Warrant Agent pursuant to Section 3.1 hereof;

(kk)

“United States” has the meaning set forth in Rule 902 of Regulation S promulgated under the U.S. Securities Act, provided that the phrase “in the United States” does not include any person excluded from the definition of U.S. Person pursuant to paragraph (k)(2)(i) or paragraph (k)(2)(vi) of Rule 902 of Regulation S;

(ll)	“U.S. Person” has the meaning set forth in Rule 902 of Regulation S promulgated under the U.S. Securities Act;

(mm)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(nn)

“Voting Shares” means shares of the capital stock of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event;

(oo)	“Warrant Agency” means the principal office of the Special Warrant Agent in the cities of Vancouver, British Columbia, and Toronto, Ontario; and

(pp)

“written order of the Corporation”, “written request of the Corporation”, “written consent of the Corporation” and “certificate of the Corporation” mean, respectively, a written order, request, consent and certificate signed on behalf of the Corporation by any director or officer of the Corporation or by any other individual to whom such signing authority is delegated from time to time, and may consist of one or more instruments so executed.

1.2	Gender and Number

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3	Interpretation not Affected by Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or any provision hereof.

1.4	Day not a Business Day

In the event that any day on or before which any action is required to be taken under this Indenture is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.5	Time of the Essence

Time shall be of the essence of this Indenture.

ARTICLE 2
THE SPECIAL WARRANTS

2.1	Creation and Issue of Special Warrants

(a)

Subject to adjustments contained herein, 25,205,090 Special Warrants, entitling the holders thereof to receive Timmins Common Shares on the terms and subject to the conditions herein provided, are hereby created and authorized for issuance at a price of $2.51 for each Special Warrant, and on the date of issuance of the Special Warrants, Special Warrant Certificates shall be executed by the Corporation and delivered to the Special Warrant Agent, to be certified by the Special Warrant Agent upon the written order of the Corporation and delivered by the Special Warrant Agent to the Corporation or to the order of the Corporation pursuant to such written order of the Corporation, without any further act of or formality on the part of the Corporation and without the Special Warrant Agent receiving any consideration therefor.

(b)

One global certificate shall be issued representing all Special Warrants purchased (the “Global Special Warrant”). Such certificate shall be registered in the name of CDS & Co. and delivered to CDS for entry in the Book-Entry Only System. Notwithstanding anything in this Indenture to the contrary, such global certificate shall bear the legend required by and be subject to the terms of the Book Entry Only Master Letter of Representation applicable to such global certificates dated the date hereof executed by the Corporation and addressed to CDS.

(c)	Until the termination of the Book-Entry Only System, Special Warrant Certificates will only be issued in the form of the Global Special Warrant certificate.

(d)

Until the termination of the Book-Entry Only System, owners of the beneficial interests in the Special Warrants shall not be entitled to have Special Warrants registered in their names, shall not receive or be entitled to receive Special Warrant Certificates in definitive form and shall not be considered owners or holders thereof under this Indenture or any supplemental agreement except in circumstances where CDS resigns or is removed from its responsibility and the Special Warrant Agent is unable or does not wish to locate a qualified successor. Beneficial interests in the Global Special Warrant will be represented only through the Book-Entry Only System. Transfers of Special Warrants between CDS participants shall occur in accordance with CDS’ rules and procedures. Neither the Corporation nor the Special Warrant Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in the Special Warrants. Nothing herein shall prevent the owners of beneficial interests in the Special Warrants from voting such Special Warrants using duly executed proxies.

(e)

All references herein to actions by, notices given or payments made to Special Warrantholders shall, where Special Warrants are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Special Warrantholders evidencing a specified percentage of the aggregate Special Warrants outstanding, such direction or consent may be given by holders of Special Warrants acting through CDS and the CDS participants owning Special Warrants evidencing the requisite percentage of the Special Warrants. The rights of a Special Warrantholder whose Special Warrants are held through CDS shall be exercised only through CDS and the CDS participants and shall be limited to those established by law and agreements between such holders and CDS and/or the CDS participants or upon instructions from the CDS participants. Each of the Special Warrant Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Special Warrantholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(f)

For so long as Special Warrants are held through CDS, if any notice or other communication is required to be given to Special Warrantholders, the Special Warrant Agent will give such notices and communications to CDS.

(g)

If CDS resigns or is removed from its responsibility as depository and the Special Warrant Agent is unable or does not wish to locate a qualified successor, CDS shall surrender the Global Special Warrant to the Special Warrant Agent with instructions for registration of Special Warrants in the name and in the amount specified by CDS and the Corporation shall issue and the Special Warrant Agent shall certify and deliver the aggregate number of Special Warrants then outstanding in the form of definitive Special Warrant Certificates representing such Special Warrants.

2.2	Form of Special Warrants

(a)

The Special Warrant Certificates (including all replacements issued in accordance with this Indenture) shall be substantially in the form set out in Schedule “A” hereto, shall be dated as of the Closing Date, shall bear such legends and distinguishing letters and numbers as the Corporation may, with the approval of the Special Warrant Agent, prescribe and shall be issuable in any denomination, excluding fractions.

(b)

The Special Warrant Certificates may be engraved, lithographed or printed (the expression “printed” including for purposes hereof both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced, typewritten or other written material), or partly in one form and partly in another, as the Corporation may determine. No change in the form of Special Warrant Certificate shall be required by reason of any adjustment made pursuant to Article 6 hereof.

2.3	Terms of Special Warrants

(a)

Subject to the applicable conditions for exchange set out in Article 4 having been satisfied and subject to subsections 2.3(b) to 2.3(e) (inclusive), each Special Warrant created and delivered hereunder shall entitle the holder thereof to acquire one (1) Timmins Common Share at the Exchange Time, at no additional cost to the holder.

(b)

All outstanding Special Warrants (or, in the circumstances contemplated by Section 3.5, all Special Warrants held by Electing Holders), other than any Special Warrants held by a person in the United States or who is a U.S. Person or holding Special Warrants for the account or benefit of a U.S. Person, shall be deemed to be exchanged at the Exchange Time without further action on the part of the holder, including the surrender to the Special Warrant Agent or the Corporation of any Special Warrant Certificates.

(c)

Notwithstanding anything else herein contained, if the Qualification Date does not occur on or prior to the Deadline, then subject to Section 3.5, the Special Warrants will not be exchanged for Timmins Common Shares, and the Special Warrants will be cancelled in accordance with Section 3.6 hereof.

(d)	Each Special Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

(e)	The number of Timmins Common Shares acquired pursuant to the exchange of Special Warrants shall be adjusted in the events and in the manner specified in Article 6.

2.4	Special Warrantholder not a Shareholder

Except as may be specifically provided herein, nothing in this Special Warrant Indenture or in the holding of a Special Warrant or Special Warrant Certificate or otherwise shall, in itself, confer or be construed as conferring upon a Special Warrantholder any right or interest whatsoever as a shareholder of the Corporation including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to receive dividends and other distributions.

2.5	Special Warrants to Rank Pari Passu

All Special Warrants shall rank pari passu, whatever may be the actual date of creation or issue thereof.

2.6	Signing of Special Warrant Certificates

The Special Warrant Certificates shall be signed by any one director or officer of the Corporation, on behalf of the Corporation. The signature of such director or officer may be mechanically reproduced by way of photocopy or facsimile and Special Warrant Certificates bearing such photocopy or facsimile signature shall be binding upon the Corporation as if they had been manually signed by such director or officer. Notwithstanding that any person whose manual or facsimile signature appears on any Special Warrant Certificate as a director or officer may no longer hold office at the date of such Special Warrant Certificate or at the date of certification or delivery thereof, any Special Warrant Certificate signed as aforesaid shall, subject to Section 2.7, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Indenture.

2.7	Certification by the Special Warrant Agent

(a)

No Special Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder thereof to the benefit of this Indenture until it has been certified by manual signature by or on behalf of the Special Warrant Agent substantially in the form set out in Schedule “A” or in such other form approved by the Special Warrant Agent and such certification by the Special Warrant Agent upon any Special Warrant Certificate shall be conclusive evidence as against the Corporation that the Special Warrant Certificate so certified has been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(b)

The certification of the Special Warrant Agent on Special Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Special Warrant Agent as to the validity of this Indenture or the Special Warrant Certificates (except the due certification thereof) and the Special Warrant Agent shall in no respect be liable or answerable for the use made of the Special Warrant Certificates or any of them or of the consideration therefor except as otherwise specified herein.

2.8	Issue in Substitution for Special Warrant Certificates Lost, etc.

(a)

If any Special Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to Applicable Legislation, shall issue and thereupon the Special Warrant Agent shall certify and deliver, a new Special Warrant Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Special Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Special Warrant Certificate, and the substituted Special Warrant Certificate shall be in a form approved by the Special Warrant Agent and the Special Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally, in accordance with their terms, with all other Special Warrants created or to be created hereunder.

(b)

The applicant for the issue of a new Special Warrant Certificate pursuant to this Section 2.8 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Special Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Special Warrant Agent in their sole discretion, and such applicant shall also be required to furnish an indemnity and security (including an indemnity and surety bond) in such amount and form as the Corporation and the Special Warrant Agent may, in their discretion, consider necessary or desirable and shall pay the reasonable charges of the Corporation and the Special Warrant Agent in connection therewith.

2.9	Exchange of Special Warrant Certificates

(a)

Special Warrant Certificates representing any number of Special Warrants may, upon compliance with the reasonable requirements of the Special Warrant Agent, be exchanged for another Special Warrant Certificate or Special Warrant Certificates representing the same aggregate number of Special Warrants as represented by the Special Warrant Certificate or Special Warrant Certificates tendered for exchange.

(b)	Special Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation, with the approval of the Special Warrant Agent.

2.10	Charges for Exchange of Certificates

Except as otherwise provided in this Indenture, the Special Warrant Agent may charge to a holder requesting an exchange of a Special Warrant Certificate or Special Warrant Certificates a reasonable amount for each new Special Warrant Certificate issued in exchange for an existing Special Warrant Certificate or Special Warrant Certificates, and payment of such charges and reimbursement of the Special Warrant Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.11	Transfer of Special Warrants

Except as otherwise provided in this Indenture, and subject to Section 2.1, the Special Warrants may only be transferred on the register maintained at the Warrant Agency by the holder or the legal representative or attorney thereof duly appointed by an instrument in writing substantially in the form attached hereto as Appendix 1 to Schedule “A” and otherwise satisfactory to the Special Warrant Agent only upon surrendering to the Special Warrant Agent the Special Warrant Certificate or Special Warrant Certificates representing the Special Warrants to be transferred together with payment of any transfer fees charged by the Special Warrant Agent and upon compliance with:

(i)	the conditions set forth in this Indenture;

(ii)	such reasonable requirements as the Special Warrant Agent may prescribe; and

(iii)	all applicable securities legislation and applicable requirements of regulatory authorities;

and such transfer shall be duly noted in such register by the Special Warrant Agent. Upon compliance with such requirements, the Special Warrant Agent shall issue to the transferee one or more Special Warrant Certificates representing the Special Warrants transferred. The Special Warrant Agent shall give notice to the Corporation of any such transfer before it is made effective by the issuance of Special Warrant Certificates. Upon receipt of a surrendered Special Warrant Certificate representing Special Warrants to be transferred, together with payment of any transfer fees charged by the Special Warrant Agent, the Special Warrant Agent may assume that all applicable securities legislation and applicable requirements of regulatory authorities in connection with such transfer have been complied with.

2.12	Ownership of Special Warrants

(a)

The Corporation and the Special Warrant Agent shall deem and treat the registered owner, as its name appears on the register of the Special Warrant Agent, of any Special Warrant as the beneficial owner thereof for all purposes and neither the Corporation nor the Special Warrant Agent shall be affected by any notice to the contrary except where the Corporation or the Special Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

(b)

Subject to the provisions of this Indenture and Applicable Legislation, the Special Warrantholders shall be entitled to the rights and privileges attaching to the Special Warrants. The delivery of Timmins Common Shares by Pacific Road upon the exchange of Special Warrants (together with any Dividend Funds or Property required to be paid and delivered pursuant to Article 5) in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Corporation and the Special Warrant Agent with respect to such Special Warrants and neither the Corporation nor the Special Warrant Agent shall be bound to inquire into the title of any such holder.

(c)

The Special Warrants and the Timmins Common Shares deliverable upon exchange thereof have not been registered under the U.S. Securities Act, or the securities laws of any state of the United States, and may not be offered, sold, pledged or otherwise transferred in the United States or for the account or benefit of a U.S. Person.

2.13	Assumption by Transferee and Release of Transferor

Upon becoming a Special Warrantholder in accordance with the provisions of this Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Indenture and shall acquire the rights and privileges attached to the Special Warrants. Upon the registration of such transferee as the holder of a Special Warrant, the transferor shall cease to have any further rights under this Indenture with respect to such Special Warrant or the Timmins Common Shares deliverable upon exchange thereof.

2.14	Registration of Special Warrants

The Special Warrant Agent shall keep at the Warrant Agency: (i) a register of Special Warrantholders in which shall be entered in alphabetical order the names and addresses of the holders of Special Warrants and particulars of the Special Warrants held by them; and (ii) a register of transfers in which all transfers of Special Warrants and the date and other particulars of each transfer shall be entered. Such registers will at all reasonable times during the Special Warrant Agent’s regular business hours, be open for inspection by the Corporation and/or any Special Warrantholder. The Special Warrant Agent will from time to time when requested to do so by the Corporation or by any Special Warrantholder, upon payment of the Special Warrant Agent’s reasonable charges, furnish a list of the names and addresses of Special Warrantholders showing the number of Special Warrants held by each such Special Warrantholder.

2.15	Securities Restrictions

(a)

No Timmins Common Shares will be delivered pursuant to the exchange of any Special Warrant if the delivery of such Timmins Common Shares would constitute a violation of the securities laws of any jurisdiction and, without limiting the generality of the foregoing, the certificates representing the Timmins Common Shares thereby delivered will bear such legend or legends as may, in the opinion of counsel to the Corporation, be necessary or advisable in order to avoid a violation of any securities laws of any jurisdiction or to comply with the requirements of any stock exchange on which the Timmins Common Shares are then listed provided that if, at any time, in the opinion of counsel to the Corporation, such legend or legends are no longer necessary or advisable in order to avoid a violation of any such laws or requirements, or the holder of any such legended certificate, at the expense thereof, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such Timmins Common Shares in a transaction in which such legend or legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend or legends.

(b)	Certificates representing the Special Warrants shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS 4 MONTHS AND A DAY AFTER CLOSING].”

(c)	Certificates representing the Timmins Common Shares underlying the Special Warrants delivered prior to the Qualification Date will bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DATE OF DELIVERY OF THE TIMMINS COMMON SHARES].”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

provided that after the date which is four months and one day after the date of delivery of the Timmins Commons Shares, the certificates representing the Timmins Common Shares deliverable upon exchange of the Special Warrants will be delivered bearing no such legends.

(d)

Special Warrants may not be exchanged in the United States by or on behalf of, or for the account or benefit of, a U.S. Person, unless the Timmins Common Shares deliverable upon exchange thereof have been registered under the U.S. Securities Act and registered or qualified under the securities laws of all applicable states of the United States or an exemption from such requirements is available, as determined in the sole discretion of Pacific Road. Pacific Road may, at its option, require the delivery of an opinion of counsel to the Special Warrantholder or other evidence in form and substance satisfactory to the Corporation as to the availability of the exemption. Certificates representing the Timmins Common shares so delivered in the United States or by or on behalf of a U.S. Person, or for the account or benefit of a U.S. Person, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “U.S. SECURITIES ACT”) OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) INSIDE THE UNITED STATES, PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AFTER PROVIDING A LEGAL OPINION REASONABLY SATISFACTORY TO THE CORPORATION.”

(e)

The global certificates representing the Special Warrants and the certificate(s) representing the Timmins Common Shares delivered upon the exchange thereof shall bear the legend required by CDS in order to make them eligible for deposit in the Book Entry Only System.

2.16	Intentionally Deleted

2.17	Proceeds to be Placed in Escrow

Upon the issuance of Special Warrants, the Escrowed Purchase Price shall be delivered by M Partners, on behalf of the Agents to the Special Warrant Agent in the form of certified funds, or by electronic transfer of funds into a segregated trust account as directed by the Special Warrant Agent to be held pursuant to the terms hereof. The Special Warrant Agent hereby agrees to hold the same, in escrow, as agent on behalf of the Special Warrantholders and Pacific Road and to disburse and deal with the same as provided herein.

2.18	Exchange and Surrender

(a)

At the Exchange Time, the rights of all (subject to Section 3.5) registered holders of Special Warrants shall be deemed to be exchanged and, subject to the holders’ right to receive the number of Timmins Common Shares represented by their Special Warrant Certificates, on a one for one basis, subject to adjustment pursuant to Article 6 (together with any Dividend Funds or Property required to be paid and delivered pursuant to Section 5.2), surrendered without any further action on the part of such holders or the Corporation and the Timmins Common Shares deliverable thereby shall be deemed to be acquired by the registered holders of such Special Warrants at such time and the Special Warrant Agent shall deliver certificates representing such Timmins Common Shares in accordance with subsection 2.18(b) within five (5) Business Days.

(b)

The Special Warrant Agent shall deliver to each registered holder of Timmins Common Shares acquired pursuant to this Section 2.18 in respect of Special Warrants deemed to be exercised pursuant to this Section 2.18, at such holder’s address appearing on the register maintained by the Special Warrant Agent pursuant to Section 2.14 hereof, a share certificate for the Timmins Common Shares the registered holder is entitled to pursuant to the terms of the Special Warrants (together with any Dividend Funds or Property required to be paid and delivered pursuant to Section 5.2) .

2.19	Fractions of Timmins Common Shares

The Corporation will not, whether pursuant to an adjustment in accordance with Article 6 hereof or under any other circumstance, be obligated to deliver a fraction of a Timmins Common Share on the exchange of Special Warrants, and any such fraction shall be rounded down to the next whole number of Timmins Common Shares. A holder of Special Warrants shall not be entitled to receive a cash payment or any other compensation in respect of any such fraction of a Timmins Common Share.

2.20	Cancellation of Surrendered Special Warrants

All Special Warrant Certificates surrendered to the Special Warrant Agent pursuant to Sections 2.8, 2.9, 3.4 or 3.6 shall be cancelled and, after the expiry of any period of retention prescribed by law, destroyed by the Special Warrant Agent. Upon the request of the Corporation, the Special Warrant Agent shall furnish to the Corporation a destruction certificate identifying the Special Warrant Certificates so destroyed and the number of Special Warrants evidenced thereby.

2.21	Accounting and Recording

(a)

The Special Warrant Agent shall promptly account to the Corporation with respect to Special Warrants exchanged. Any securities or other instruments from time to time received by the Special Warrant Agent, shall be received in trust for, and shall be segregated and kept apart by the Special Warrant Agent in trust for, the Corporation.

(b)

The Special Warrant Agent shall record the particulars of Special Warrants exchanged, which shall include the date of exchange and the names and addresses of the persons who become holders of Timmins Common Shares on the exchange thereof. Upon request in writing after the Exchange Time, the Special Warrant Agent shall provide such particulars in writing to the Corporation.

2.22	Securities Restrictions

Special Warrantholders whose recorded addresses are outside of Canada, other than persons in the United States and U.S. persons, will be permitted to exchange their Special Warrants for Timmins Common Shares pursuant to the terms of this Indenture or to sell or otherwise transfer their Special Warrants provided that they represent to the Corporation and Pacific Road, and the Corporation and Pacific Road are otherwise satisfied, that the receipt by them of Special Warrants and the delivery to them and any transferee of the Timmins Common Shares upon the exchange of the Special Warrants will not (i) be in violation of the laws of their jurisdiction of residence, (ii) require registration of Special Warrants or Timmins Common Shares or the filing of a prospectus, registration statement or other similar document with respect thereto under the laws of their jurisdiction of residence, or (iii) require the Corporation to comply with any ongoing filing or reporting requirements or other similar requirements. By purchasing Special Warrants, holders will be deemed to be confirming to the Corporation and Pacific Road that such Special Warrant holders are eligible to receive Special Warrants and the underlying Timmins Common Shares.

ARTICLE 3
TRUST AND RELEASE PROVISIONS

3.1	Acknowledgements by Special Warrant Agent

(a)

The Special Warrant Agent acknowledges receipt from Paradigm Capital Inc. of behalf of Pacific Road of the electronic delivery of the Timmins Common Shares. The Special Warrant Agent agrees to hold the Timmins Common Shares in escrow until authorized for release in accordance with the provisions of this Indenture. Except as specifically provided for in this Indenture, the Special Warrant Agent shall not deliver, give-up possession of or otherwise deal with the Timmins Common Shares in any way.

(b)

The Special Warrant Agent acknowledges receipt from M Partners on behalf of the Agents of the Escrowed Purchase Price. The Special Warrant Agent agrees to hold the Escrowed Purchase Price in escrow until authorized for release in accordance with the provisions of this Indenture. Except as specifically provided for in this Indenture, the Special Warrant Agent shall not deliver, give-up possession of or otherwise deal with the Escrowed Purchase Price in any way.

3.2	Notice of Exchange

If the Qualification Date occurs on or before the Deadline, or if there are one or more Electing Holders in the circumstances contemplated in Section 3.5, the Corporation: (a) shall forthwith (and in any event at the Exchange Time) cause a notice of the same executed by the Corporation and by M Partners, on behalf of the Agents, in the form attached as Schedule “B” (the “Notice”) to be delivered to the Special Warrant Agent and shall have attached thereto a copy of the receipt for the Final Prospectus issued by applicable securities regulatory authorities in each of the Qualifying Jurisdictions (if applicable) and the Special Warrant Agent, upon receipt of the executed Notice, will deliver the Timmins Common Shares to exchanging Special Warrantholders, and (b) shall issue a press release disclosing the Qualification Date (if applicable) and that the Timmins Common Shares have been delivered to exchanging Special Warrantholders through the facilities of CDS and that Book-Entry Only System customer confirmations will be entered on the third Business Day (or such other date as may be agreed to between the parties acting reasonably) following the Exchange Time.

3.3	Release of Funds on Exchange Date

(a)

If the Qualification Date occurs on or before the Deadline: (i) the Special Warrant Agent shall pay the Escrowed Purchase Price and the Earned Interest thereon to Pacific Road, net of applicable withholding tax, if any, less the amount payable pursuant to clause 3.3(a)(ii); and (ii) the Special Warrant Agent shall pay to M Partners, on behalf of the Agents, an amount equal to 4% of the Escrowed Purchase Price (for certainty not including Earned Interest) plus the Released Agents’ Expenses. The Special Warrant Agent shall deliver the funds referred to in this Section 3.3(a) forthwith upon the delivery of the Notice and press release referred to in Section 3.2 and in any event not later than the Exchange Time.

(b)

If the Qualification Date does not occur on or before the Deadline, but there are one or more Electing Holders in the circumstances contemplated in Section 3.5: (i) the Special Warrant Agent shall pay the relevant portion of the Escrowed Purchase Price and the Earned Interest thereon contemplated by Section 3.5 to Pacific Road, less the amount payable pursuant to clause 3.3(b)(ii); and (ii) the Special Warrant Agent shall pay to M Partners, on behalf of the Agents, an amount equal to 4% of the Escrowed Purchase Price paid to Pacific Road (for certainty not including Earned Interest) plus the Released Agents’ Expenses. The Special Warrant Agent shall deliver the funds referred to in this Section 3.3(b) forthwith upon the delivery of the notice and press release referred to in Section 3.1 and in any event not later than the Exchange Time.

3.4	Delivery of Timmins Common Shares

(a)

If the Qualification Date occurs on or before the Deadline, or if there are one or more Electing Holders in the circumstances contemplated in Section 3.5, the Timmins Common Shares shall be and shall be deemed to be automatically registered and delivered to exchanging Special Warrantholders at the Exchange Time, other than any Special Warrantholder who is in the United States or who is a U.S. Person, or who is holding Special Warrants for the account or benefit of a U.S. Person, and the persons to whom such Timmins Common Shares are to be transferred and delivered shall be deemed to have become the holders of record of such Timmins Common Shares at the Exchange Time.

(b)

Effective immediately after the Timmins Common Shares have been registered and delivered as contemplated in Sections 3.4(a), the Special Warrants relating thereto shall be void and of no value or effect.

(c)

For certainty, nothing in this Indenture effects a transfer of Timmins Common Shares from Pacific Road to the Corporation, and the delivery of Timmins Common Shares to Special Warrantholders hereunder constitutes a transfer from Pacific Road directly to the Special Warrantholders. No entry on the book-entry only system or otherwise shall record the Corporation as the owner or holder of the Timmins Common Shares at any time.

3.5	No Qualification

Notwithstanding anything herein to the contrary, if the Qualification Date does not occur by the Deadline, and within two Business Days following the Deadline one or more Special Warrantholders, other than Special Warrantholders who are in the United States or who are U.S. Persons, or who are holding Special Warrants for the account or benefit of U.S. Persons, who collectively have paid an aggregate Subscription Price of at least $31,375,000 (“Electing Holders”) elect in writing to receive Timmins Common Shares on a private placement basis notwithstanding that the Qualification Date has not occurred, then:

(a)

the Special Warrants held by Electing Holders shall be automatically exchanged for Timmins Common Shares on the following basis: (i) Electing Holders will be required to execute such further documentation as may be reasonably required, as collectively determined by the Corporation, Pacific Road and the Agents, acting reasonably, in order to complete such exchange in compliance with law, including, without limitation, documentation acknowledging and agreeing that no prospectus will be delivered, that the Electing Holders will receive Timmins Common Shares on a private placement basis and that a hold period of four months from the date of transfer of the Special Warrants for Common Shares will apply to the Common Shares and that no rescission right will be available to the electing holders of Special Warrants;

(b)

all Special Warrants held by Special Warrantholders other than Electing Holders shall be cancelled and an amount paid to such non-Electing Holder equal to the Subscription Price for each such Special Warrant, plus the pro rata share of Earned Interest thereon, net of applicable withholding tax, if any, in accordance with Section 3.6(b);

(c)	the Special Warrant Agent shall deliver to each Electing Holder one Timmins Common Share for each Special Warrant held by such Electing Holder, in accordance with Section 3.4;

(d)

the Special Warrant Agent shall (i) pay to Pacific Road an amount equal to the Subscription Price for each Special Warrant being exchanged plus the pro rata share of Earned Interest thereon, net of applicable withholding tax, if any, based on the proportion that the Special Warrants being exchanged under this Section 3.5(d) represents of all Special Warrants, in accordance with Section 3.3(b) and (ii) deliver to Pacific Road all Timmins Common Shares that are not being transferred to Electing Holders;

(e)

the Special Warrant Agent shall, in accordance with Section 3.3(b) pay to M Partners, on behalf of the Agents, an amount equal to 4% of the aggregate amount paid to Pacific Road pursuant to Section 3.5(d)(i) (not including Earned Interest) plus the Released Agents’ Expenses;

(f)	the Special Warrant Agent shall pay to each Electing Holder its pro rata share of all Dividend Funds and Property in accordance with Section 5.2, and

(g)	the Special Warrant Agent shall pay the remaining Dividend Funds and Property to Pacific Road in accordance with Section 5.2.

3.6	Payment on Termination

(a)	If Termination occurs, the Corporation shall forthwith notify, in writing, the Special Warrant Agent and shall issue a press release setting forth the Termination Date.

(b)

If Termination occurs, the subscription evidenced by each Special Warrant shall be automatically terminated and cancelled and each Special Warrantholder shall be entitled from and after the Termination Date, a cheque in the aggregate amount of (i) the Subscription Price in respect of each of such holder’s Special Warrants; and (ii) such holder’s pro rata share of the Earned Interest less applicable withholding taxes, if any. The amount paid to each Special Warrantholder under (i) and (ii) shall be satisfied by the Escrowed Purchase Price; any amount not satisfied by the Escrowed Purchase Price shall be satisfied by the Corporation. The Special Warrant Agent shall only make payments under this section to the extent that the Escrowed Purchase Price and the monies have been deposited with it pursuant to Section 2.17 are sufficient.

(c)	If Termination occurs, the Timmins Common Shares shall be promptly delivered to Pacific Road after the Termination Date.

(d)

If the Qualification Date does not occur on or before the Deadline, registers shall be closed at the close of business on the Termination Date (subject to settlement in accordance with this Section 3.6).

(e)

The obligation to make the payment of the amount specified in Section 3.6(b) shall be satisfied by mailing payment by cheque payable to the registered holder of the Special Warrant at its registered address.

(f)

Upon the mailing or delivery of any cheque as provided in Sections 3.6(e) (and provided such cheque has been honoured for payment, if presented for payment within six months of the date thereof) all rights evidenced by the Special Warrants relating thereto shall be satisfied and such Special Warrants shall be void and of no value or effect.

3.7	Investment of Escrowed Purchase Price

(a)

Until released in accordance with this Agreement the Escrowed Purchase Price shall be kept segregated in the records of the Special Warrant Agent and shall be invested in short-term government debt or as directed by the Corporation and Pacific Road, deposited in one or more segregated interest-bearing trust accounts to be maintained by the Special Warrant Agent in the name of the Special Warrant Agent at one or more banks listed below in this Section 3.7 (each such bank, an “Approved Bank”). The Escrowed Purchase Price shall bear interest at an annual rate which is equal to 2 percent less than the prime rate of interest announced from time to time by The Bank of Nova Scotia on Canadian dollar loans made to its most creditworthy customers in Canada.

(b)

All amounts held by the Special Warrant Agent pursuant to this Agreement shall be held in escrow by the Special Warrant Agent for the benefit of Pacific Road and the Special Warrantholders and the delivery of the Escrowed Purchase Price to the Special Warrant Agent shall not give rise to a debtor-creditor or other similar relationship between the Special Warrant Agent and Pacific Road or the Special Warrantholders. The amounts held by the Special Warrant Agent pursuant to this Agreement are the sole risk of Pacific Road and the Special Warrantholders and, without limiting the generality of the foregoing, the Special Warrant Agent shall have no responsibility or liability for any diminution of the Escrowed Purchase Price which may result from any deposit made with an Approved Bank pursuant to this Section 3.7, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The Corporation acknowledges and agrees that the Special Warrant Agent acts prudently in depositing the Escrowed Purchase Price at any Approved Bank, and that the Special Warrant Agent is not required to make any further inquiries in respect of any such bank.

(c)

At any time and from time to time, the Corporation and Pacific Road shall be entitled to direct the Special Warrant Agent by written notice (a) not to deposit any new amounts in any Approved Bank specified in the notice and/or (b) to withdraw all or any of the Escrowed Purchase Price that may then be deposited with any Approved Bank specified in the notice. With respect to any withdrawal notice, the Special Warrant Agent will endeavour to withdraw such amount specified in the notice as soon as reasonably practicable and the Corporation acknowledges and agrees that such specified amount remains at the sole risk of Pacific Road and the Special Warrantholders prior to and after such withdrawal.

Bank	Relevant S&P Issuer Credit Rating (as at June 18, 2009)
Bank of Montreal	A+
Citibank NA	A+
Bank of America NA	A+
Harris Bancorp Inc.	A+
PNC Bank NA	A+
The Bank of Nova Scotia	AA-
Royal Bank of Canada	AA-
The Toronto-Dominion Bank	AA-

3.8	Segregation of Proceeds

The Escrowed Purchase Price received by the Special Warrant Agent and any securities or other instruments received by the Special Warrant Agent upon the investment or reinvestment of such Escrowed Purchase Price, shall be received as agent for, and shall be segregated and kept apart by the Special Warrant Agent as agent for, the Special Warrantholders and Pacific Road.

3.9	Transfer Fees and Taxes

If any of the Timmins Common Shares are to be delivered to a person or persons other than the registered Special Warrantholder, the registered Special Warrantholder shall execute the form of transfer and will comply with such reasonable requirements as the Special Warrant Agent may stipulate and will pay to the Special Warrant Agent on behalf of the Corporation or Pacific Road, all applicable transfer or similar taxes and the Special Warrant Agent will not be required to deliver certificates evidencing Timmins Common Shares unless or until such Special Warrantholder shall have paid to the Special Warrant Agent on behalf of the Corporation or Pacific Road, the amount of such tax or shall have established to the satisfaction of the Special Warrant Agent that such tax has been paid or that no tax is due.

3.10	Pacific Road

Fund A hereby represents and warrants that it owns 2,502,625 Timmins Common Shares with good and valid title thereto, free and clear of all liens, claims and encumbrances and has the right, power and authority to deposit into escrow and transfer the Timmins Common Shares owned by it as contemplated herein. Fund B hereby represents and warrants that it owns 2,502,624 Timmins Common Shares with good and valid title thereto, free and clear of all liens, claims and encumbrances and has the right, power and authority to deposit into escrow and transfer the Timmins Common Shares owned by it as contemplated herein. PRNV hereby represents and warrants that it owns 20,199,841 Timmins Common Shares with good and valid title thereto, free and clear of all liens, claims and encumbrances and has the right, power and authority to deposit into escrow and transfer the Timmins Common Shares owned by it as contemplated herein. Any payments to or from Pacific Road under this Indenture shall be made to or from, as applicable, Fund A, Fund B and PRNV in the following percentages: Fund A – 9.93%; Fund B – 9.93%; PRNV – 80.14%, and any amounts of Timmins Common Shares transferred hereunder shall be made in the same percentages in respect of any amount payable by Pacific Road hereunder (whether on account of commissions, expenses, in respect of a claim made hereunder or otherwise). Each of Fund A, Fund B and PRNV shall be severally liable for and required to pay only that percentage of such amount set out in the preceding sentence. Any consent or other document to be delivered by Pacific Road hereunder must be executed by each of Fund A, Fund B and PRNV, and any notice to Pacific Road hereunder must be given to each of Fund A, Fund B and PRNV.

ARTICLE 4
INTENTIONALLY DELETED

ARTICLE 5
ADDITIONAL RIGHTS

5.1	Dividend Funds and Property

(a)

The Corporation and Pacific Road hereby appoint the Special Warrant Agent, as Special Warrant Agent, to receive, hold and deal with Dividend Funds and Property in accordance with the terms of this Indenture, and the Special Warrant Agent hereby accepts such appointment and agrees to be bound by the terms of this Indenture in respect thereof.

(b)	Pacific Road shall pay or cause to be paid to the Special Warrant Agent forthwith any Dividend Funds or Property received by Pacific Road.

5.2	Conditions to Release of Dividend Funds and Property

(a)	The Special Warrant Agent shall as soon as practicable, and in any event within five (5) Business Days following the Exchange Time:

(i)

pay to each Special Warrantholder, in respect of Special Warrants deemed to have been exchanged by such Special Warrantholder, from the Dividend Funds, if any, received by the Special Warrant Agent an amount equal to the product obtained by multiplying the amount of Dividend Funds and interest or other income earned by the Special Warrant Agent thereon to and including the day immediately prior to the date of payment (less any applicable withholding taxes) by a fraction, the numerator of which is the number of Special Warrants deemed to have been exchanged by the Special Warrantholder, and the denominator of which is the number of Special Warrants outstanding as at the end of the day immediately prior to the date of payment; and

	(ii)	deliver to such Special Warrantholder its pro rata share of the Property, if any, received by the Special Warrant Agent.

(b)

Provided that the Special Warrant Agent shall have paid and delivered, or set aside for payment and delivery, all Dividend Funds and interest or other income earned thereon and Property required to be paid or delivered to Special Warrantholders pursuant to this Article 5, the Special Warrant Agent shall pay Pacific Road all remaining Dividend Funds together with all interest accrued thereon to the date of payment and shall deliver to Pacific Road all remaining Property held by the Special Warrant Agent.

(c)	In the event of Termination, all Dividend Funds and Property will be paid to Pacific Road.

5.3	Administration of Dividend Funds and Property

All Dividend Funds and Property shall be held at or administered through the Warrant Agency at Vancouver, British Columbia. The Special Warrant Agent shall not be entitled to deal with the Dividend Funds and Property except in accordance with the terms of this Indenture. Except as specifically set out herein, the Special Warrant Agent is hereby authorized and granted such powers as are necessary to deal with the Property as it shall determine in its sole discretion to be in the best interests of Pacific Road and the Special Warrantholders. In the event that the Special Warrant Agent determines it to be necessary to obtain the approval of the Special Warrantholders in respect of any matter, an extraordinary resolution (as defined in Section 9.11) of the Special Warrantholders, together with the approval of Pacific Road, shall provide sufficient authority upon which the Special Warrant Agent may act and none of Pacific Road, the Corporation or the Special Warrant Agent shall be responsible for any loss occasioned as a result of actions taken pursuant thereto.

5.4	Voting Rights

Pacific Road shall continue to possess and be entitled in its sole discretion to exercise all rights and powers to vote the Timmins Common Shares and to give consents with respect to any lawful corporate action and neither the Special Warrant Agent nor the purchasers of Special Warrants shall have any rights or powers to vote the Timmins Common Shares or to give consents with respect thereto or otherwise take part in any corporate action.

Pacific Road shall be entitled to exercise all rights and powers of a shareholder of the Corporation in respect of the Timmins Common Shares deposited in trust by Pacific Road with the Special Warrant Agent. The Special Warrant Agent shall promptly forward to Pacific Road all notices delivered to it, and shall promptly forward on behalf of Pacific Road any notices required to be delivered by Pacific Road. The Special Warrant Agent shall act only at the written direction of Pacific Road with respect to any matter that relates to a potential transaction involving a disposition of Timmins Common Shares (including any decision as to whether to support a merger proposal).

ARTICLE 6
ADJUSTMENT OF NUMBER OF TIMMINS COMMON SHARES

6.1	Adjustment of Number of Timmins Common Shares

The rights attaching to the Special Warrants to acquire Timmins Common Shares shall be subject to adjustment from time to time as follows:

(a)	if and whenever at any time from the date hereof and prior to the Exchange Time, the Corporation shall:

	(i)	subdivide, re-divide or change its outstanding Common Shares into a greater number of shares;

	(ii)	reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or

(iii)

issue Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend or other distribution (other than a distribution of Common Shares upon the exchange or exercise of Special Warrants or any outstanding options);

then in each such event the number of Timmins Common Shares which may be acquired under each Special Warrant shall be adjusted immediately after the effective date or record date of such subdivision, re-division, change, reduction, combination or consolidation, as the case may be, by multiplying the number of Timmins Common Shares obtainable upon the exchange of such Special Warrant immediately prior to such effective date or record date, by a fraction, the numerator of which shall be the total number of Common Shares outstanding immediately after such effective date or record date, and the denominator of which shall be the total number of Common Shares outstanding immediately prior to such effective date or record date. Such adjustment shall be made successively whenever any event referred to in this subsection 6.1(a) shall occur;

(b)

if and whenever at any time from the date hereof and prior to the Exchange Time, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in subsection 6.1(a) or an amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, each Special Warrantholder shall, upon the exchange of its Special Warrants, be entitled to receive and shall accept, in lieu of the number of Timmins Common Shares then sought to be acquired by it, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such amalgamation, arrangement or merger to which such sale or conveyance may be made, as the case may be, that such Special Warrantholder would have been entitled to receive on such reclassification, reorganization, amalgamation, arrangement, merger, sale or conveyance, if, on the record date or the effective date thereof, as the case may be, the Special Warrantholder had been the registered holder of the number of Timmins Common Shares sought to be acquired by such Special Warrantholder. If determined appropriate by the Special Warrant Agent to give effect to or to evidence the provisions of this subsection 6.1(b), the Corporation shall, prior to or contemporaneously with any such reclassification, reorganization, amalgamation, arrangement, merger, sale or conveyance by the Corporation, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Special Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which a Special Warrantholder is entitled on the exchange of such Special Warrantholder’s acquisition rights thereafter; and

(c)

the adjustments provided for in this Article 6 in the number of Timmins Common Shares and classes of securities which are to be received on the exchange of Special Warrants are cumulative. After any adjustment pursuant to this Section 6.1, the term “Timmins Common Shares” where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 6.1, the Special Warrantholder is entitled to receive upon the exchange of such Special Warrantholder’s Special Warrants and the number of Timmins Common Shares indicated by any exchange made pursuant to a Special Warrant shall be interpreted to mean the number of Timmins Common Shares or other property or securities a Special Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 6.1, upon the full exchange of a Special Warrant.

6.2	Entitlement to Shares on Exchange of Special Warrant

All shares, other securities or property which a Special Warrantholder is at the time in question entitled to receive upon the exchange of Special Warrants, whether or not as a result of adjustments made pursuant to this Article 6, shall, for the purposes of the interpretation of this Indenture, be deemed to be shares which such Special Warrantholder is entitled to acquire pursuant to such Special Warrant.

6.3	No Adjustment for Certain Transactions

Notwithstanding anything in this Article 6, no adjustment shall be made in the acquisition rights attached to the Special Warrants if the issue of Common Shares is being made pursuant to this Indenture or in connection with (a) any share incentive plan or restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation; or (b) the satisfaction of existing instruments issued at the date hereof.

6.4	Determination by Corporation’s Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 6, such question shall be conclusively determined by the Corporation’s Auditors, who shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Special Warrant Agent, all Special Warrantholders and all other persons interested therein.

6.5	Certificate of Adjustment

The Corporation shall, within three (3) Business Days after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 6, deliver a certificate of the Corporation to the Special Warrant Agent specifying the nature of the event requiring such adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Corporation’s Auditors verifying such calculation.

6.6	Notice of Special Matters

The Corporation covenants with the Special Warrant Agent that, so long as any Special Warrants remain outstanding, it will give notice, in accordance with Article 12, to the Special Warrant Agent and to the Special Warrantholders of any event which requires an adjustment pursuant to this Article 6 to the acquisition rights attaching to any of the Special Warrants and of the Corporation’s intention to fix the record date for the issuance of rights, options (other than pursuant to any stock option or stock purchase plan in force from time to time for officers, directors, employees or consultants of the Corporation) or warrants to all or substantially all of the holders of its outstanding Common Shares. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given by the Corporation. The notice shall be given in each case not less than fourteen (14) days prior to such applicable record date.

ARTICLE 7
RIGHTS OF THE SPECIAL WARRANT AGENT AND COVENANTS

7.1	General Covenants

The Corporation covenants with the Special Warrant Agent, for the benefit of the Special Warrant Agent and the Special Warrantholders, that so long as any Special Warrants remain outstanding:

(a)

it is duly authorized to create and issue the Special Warrants and that the Special Warrant Certificates when issued and countersigned as herein provided, will be valid and enforceable against the Corporation;

(b)	it will give notice to the Special Warrant Agent within three (3) Business Days of the Exchange Time;

(c)

it will not take any action or omit to take any action which would have the effect of preventing the Special Warrantholders from exchanging Special Warrants or receiving Timmins Common Shares upon such exchange;

(d)

it will send or cause to be sent to each holder of Special Warrants notice of the Qualification Date, together with a copy of the Final Prospectus, and such notice shall be sent within three (3) Business Days after the Qualification Date;

(e)

if the Corporation pays a dividend or makes any other distribution in cash, property or securities (including rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares and including evidences of its indebtedness) to all or substantially all of the holders of Common Shares of record on a date after the date hereof, but prior to the Exchange Time, the Corporation agrees that it will pay the same amount of such dividend or make the same distribution of cash, property or securities to each of the Special Warrantholders, as if each Special Warrantholder was the holder of the number of Timmins Common Shares which the Special Warrantholder is entitled to receive upon the exchange of such Special Warrantholder’s Special Warrants on such record date and such payments or other distributions shall be paid to and held by the Special Warrant Agent and dealt with in accordance with Article 5;

(f)

if the Corporation holds a meeting of holders of its Common Shares (including holders of rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares and including evidences of its indebtedness) of record on a date after the date hereof, but prior to the Exchange Time, the Corporation agrees that it will give notice of such meeting, in accordance with Article 12, to the Special Warrant Agent and to each of the Special Warrantholders. Such notice shall specify the particulars of such meeting and the record date for such meeting, provided that the Corporation shall only be required to specify in the notice such particulars of the meeting as shall have been fixed and determined on the date on which the notice is given by the Corporation. The notice shall be given not less than fourteen (14) days prior to the record date. The Corporation agrees that each Special Warrantholder may appoint the Corporation as proxy to vote on any matters brought before holders of Common Shares at such meeting as if such Special Warrantholder was the holder of the number of Timmins Common Shares which the Special Warrantholder is entitled to receive upon the exchange of such Special Warrantholder’s Special Warrants on such record date;

(g)	it will mail to each Special Warrantholder all continuous disclosure and other materials sent to the holders of Common Shares; and

(h)	generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture.

(i)

the Corporation confirms that as at the date of execution of this agreement it does not have a class of securities registered pursuant to Section 12 of the United States Securities Exchange Act of 1934 (the “U.S. Securities Exchange Act”) or have a reporting obligation pursuant to Section 15(d) of the U.S. Securities Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the U.S. Securities Exchange Act or the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the U.S. Securities Exchange Act, the Corporation shall promptly deliver to the Special Warrant Agent an officers’ certificate (in a form provided by the Special Warrant Agent) notifying the Special Warrant Agent of such registration or termination and such other information as the Special Warrant Agent may require at the time. The Corporation acknowledges that the Special Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain obligations of the United States Securities and Exchange Commission (the “SEC”) with respect to those clients who are filing with the SEC.

7.2	Special Warrant Agent’s Remuneration and Expenses

The Corporation covenants that it will pay to the Special Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Special Warrant Agent upon its request, for all reasonable expenses, disbursements and advances incurred or made by the Special Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Special Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Special Warrant Agent’s gross negligence, wilful misconduct or bad faith.

7.3	Securities Qualification Requirements

(a)

If, in the opinion of Counsel, any instrument is required to be filed with, or any permission is required to be obtained from, any governmental authority in Canada or any other step is required under any federal or provincial law of Canada before any Timmins Common Shares which a Special Warrantholder is entitled to acquire pursuant to the exchange of any Special Warrant may properly and legally be transferred upon exchange thereof and thereafter traded without further formality or restriction, the Corporation covenants that it will use its reasonable best efforts to take such required action.

(b)

The Corporation or, if required by the Corporation, the Special Warrant Agent will give notice of the transfer of Timmins Common Shares pursuant to the exchange of Special Warrants, if required, and in such detail as may be required, to each securities commission or similar regulatory authority in each jurisdiction in Canada in which there is legislation permitting or requiring the giving of any such notice in order that such distribution of Timmins Common Shares and the subsequent disposition of the Timmins Common Shares by the Special Warrantholders will not be subject to the prospectus qualification requirements of such legislation.

7.4	Performance of Covenants by Special Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Special Warrant Agent may notify the Special Warrantholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it but, subject to Section 11.2, shall be under no obligation to perform such covenants or to notify the Special Warrantholders of such performance by it. All sums expended or advanced by the Special Warrant Agent in so doing shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Special Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants contained in this Indenture.

ARTICLE 8
ENFORCEMENT

8.1	Suits by Special Warrantholders

All or any of the rights conferred upon any Special Warrantholder by any of the terms of the Special Warrant Certificates or of this Indenture, or of both, may be enforced by the Special Warrantholder by appropriate proceedings, but without prejudice to the right which is hereby conferred upon the Special Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Special Warrantholders.

8.2	Immunity of Shareholders, etc.

(a)

The Special Warrant Agent and, by the acceptance of the Special Warrant Certificates and as part of the consideration for the issue of the Special Warrants, the Special Warrantholders, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director, officer, employee or agent of the Corporation or of any successor Corporation (as defined in Section 10.2) in respect of any covenant, agreement, representation or warranty by the Corporation contained in this Indenture or in the Special Warrant Certificates.

(b)

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any past, present or future shareholder, director, officer, employee or agent of the Corporation or any successor Corporation (as defined in Section 10.2), but only the property of the Corporation or any successor Corporation shall be bound in respect hereof.

(c)

The Special Warrant Agent and, by the acceptance of the Special Warrant Certificates and as part of the consideration for the issue of the Special Warrants, the Special Warrantholders, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, limited partner, director, officer, employee or agent of Pacific Road or of any successor thereto in respect of any covenant, agreement, representation or warranty by Pacific Road contained in this Indenture.

(d)

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any past, present or future shareholder, limited partner, director, officer, employee or agent of Pacific Road or any successor thereto, but only the property of Pacific Road or any successor shall be bound in respect hereof.

8.3	Waiver of Default

Upon the happening of any default hereunder:

(a)

the holders of not less than fifty-one percent (51%) of the Special Warrants then outstanding shall have the power (in addition to the powers exercisable by extraordinary resolution as provided in Section 9.10), by notice in writing, to instruct the Special Warrant Agent to waive any default hereunder and the Special Warrant Agent shall upon receipt of any such notice waive the default upon such terms and conditions as shall be prescribed in such notice; or

(b)

the Special Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Special Warrant Agent may deem advisable if, in the Special Warrant Agent’s opinion, the same shall have been cured or adequate provision made therefor provided that no delay or omission of the Special Warrant Agent or of the Special Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Special Warrant Agent or of the Special Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom.

ARTICLE 9
MEETINGS OF WARRANTHOLDERS

9.1	Right to Convene Meetings

The Special Warrant Agent may at any time, from time to time, and shall on receipt of a written request of the Corporation or of a Special Warrantholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Special Warrantholders who signed such Special Warrantholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, call and convene a meeting of the Special Warrantholders. In the event of the Special Warrant Agent failing to so call a meeting within seven (7) days after receipt of such written request of the Corporation or such Special Warrantholders’ Request and funding and indemnity given as aforesaid, the Corporation or the Special Warrantholders who signed such Special Warrantholders’ Request, as the case may be, may call and convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Special Warrant Agent.

9.2	Notice

At least twenty-one (21) days prior notice of any meeting of Special Warrantholders shall be given to the Special Warrantholders in the manner provided for in Section 12.2 and a copy of such notice shall be sent by mail to the Special Warrant Agent (unless the meeting has been called by the Special Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Special Warrantholders to make a reasoned decision on the matter or matters to be brought before the meeting, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9.

9.3	Chairman

An individual (who need not be a Special Warrantholder) designated in writing by the Special Warrant Agent shall be chairman of any meeting of Special Warrantholders and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Special Warrantholders present in person or by proxy shall choose some individual present to be chairman.

9.4	Quorum

Subject to the provisions of Section 9.11, at any meeting of the Special Warrantholders a quorum shall consist of Special Warrantholders present in person or by proxy and holding at least 10% of the aggregate number of the then outstanding Special Warrants, provided that at least two (2) persons entitled to vote thereat are personally present. If a quorum of the Special Warrantholders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Special Warrantholders or on a Special Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting of Special Warrantholders unless a quorum is present at the commencement of the meeting. At the adjourned meeting the Special Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold at least 10% of the aggregate number of the then outstanding Special Warrants.

9.5	Power to Adjourn

The chairman of any meeting of Special Warrantholders at which a quorum of the Special Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Show of Hands

Every question submitted to a meeting of Special Warrantholders shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7	Poll and Voting

(a)

On every extraordinary resolution, and on any other question submitted to a meeting of Special Warrantholders and after a vote by show of hands when demanded by the chairman or by one or more of the Special Warrantholders acting in person or by proxy and holding at least 5% of the aggregate number of Special Warrants then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

(b)

On a show of hands, every person who is present and entitled to vote, whether as a Special Warrantholder or as proxyholder for one or more absent Special Warrantholders, or both, shall have one vote. On a poll, each Special Warrantholder present in person or represented by a proxyholder duly appointed by instrument in writing shall be entitled to one vote in respect of each Special Warrant then held or represented by such Special Warrantholder. A proxyholder need not be a Special Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Special Warrants, if any, held or represented by him or her.

9.8	Regulations

The Special Warrant Agent, or the Corporation with the approval of the Special Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting of Special Warrantholders for the purpose of determining Special Warrantholders entitled to receive notice of and to vote at the meeting;

(b)	the form of the instrument of proxy and the manner in which the proxies are to be executed;

(c)

the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be sent by mail, facsimile or other means of prepaid, transmitted or recorded communication before the meeting to the Corporation or to the Special Warrant Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting; and

(d)	generally for the calling of meetings of Special Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only persons who shall be recognized at any meeting as a Special Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 9.9), shall be Special Warrantholders or proxyholders of Special Warrantholders.

9.9	Corporation, Pacific Road, the Co-Lead Agents and Special Warrant Agent May be Represented

The Corporation, Pacific Road, the Co-Lead Agents and the Special Warrant Agent, by their respective directors and officers and employees, and the counsel for the Corporation, Pacific Road and for the Special Warrant Agent may attend any meeting of the Special Warrantholders, but shall have no vote as such, unless in their capacity as a Special Warrantholder.

9.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Special Warrantholders at a meeting shall, subject to the provisions of Section 9.11, have the power, exercisable from time to time by extraordinary resolution:

(a)

to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Special Warrantholders or the Special Warrant Agent in its capacity as special warrant agent hereunder (subject to the consent of the Special Warrant Agent) or on behalf of the Special Warrantholders against the Corporation whether such rights arise under this Indenture or the Special Warrant Certificates or otherwise;

(b)	to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Special Warrantholders;

(c)

to direct or to authorize the Special Warrant Agent to enforce any of the covenants on the part of the Corporation contained in this Indenture or the Special Warrant Certificates or to enforce any of the rights of the Special Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, and to direct the Special Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture or the Special Warrant Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)

to appoint a committee with power and authority to exercise, and to direct the Special Warrant Agent to exercise on behalf of the Special Warrantholders, such of the powers of Special Warrantholders as are exercisable by extraordinary resolution;

(f)

to restrain any Special Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation contained in this Indenture or the Special Warrant Certificates or to enforce any of the rights of the Special Warrantholders;

(g)

to direct any Special Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Special Warrantholder in connection therewith;

(h)

to assent to any change in or omission from the provisions contained in the Special Warrant Certificates or this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation and Pacific Road, and to authorize the Special Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(i)	to remove the Special Warrant Agent or its successor in office and to appoint a new special warrant agent or special warrant agents to take the place of the Special Warrant Agent so removed;

(j)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; and

(k)	with the written consent of Pacific Road, to direct or authorize the Special Warrant Agent to deal with any Property held by it.

9.11	Meaning of Extraordinary Resolution

(a)

The expression “extraordinary resolution” when used in this Indenture means, subject to as hereinafter provided in this Section 9.11 and in Section 9.14, a resolution proposed at a meeting of Special Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 9, at which there are present in person or by proxy Special Warrantholders holding at least 25% of the aggregate number of the then outstanding Special Warrants and passed by the affirmative votes of Special Warrantholders holding not less than 66 2/3% of the aggregate number of the then outstanding Special Warrants represented at the meeting and voted on the poll upon such resolution.

(b)

If, at the meeting of Special Warrantholders at which an extraordinary resolution is to be considered, Special Warrantholders holding at least 25% of the aggregate number of the then outstanding Special Warrants are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by Special Warrantholders or on a Special Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than fifteen (15) or more than sixty (60) days later, and to such place and time as may be determined by the chairman. Not less than ten (10) days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 12.2. Such notice shall state that at the adjourned meeting the Special Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Special Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 9.11(a) shall be an “extraordinary resolution” within the meaning of this Indenture notwithstanding that Special Warrantholders holding at least 25% of the aggregate number of the then outstanding Special Warrants are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

9.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Special Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Special Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

9.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Special Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Special Warrant Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings taken, shall be prima fade evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

9.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Special Warrantholders at a meeting held as provided in this Article 9 may also be taken and exercised by Special Warrantholders holding at least 66 2/3% of the aggregate number of the then outstanding Special Warrants by an instrument in writing signed in one or more counterparts by such Special Warrantholders in person or by attorney duly appointed in writing, and the expression “extraordinary resolution” when used in this Indenture shall include an instrument so signed.

9.15	Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 9 at a meeting of Special Warrantholders shall be binding upon all of the Special Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Special Warrantholders in accordance with Section 9.14 shall be binding upon all of the Special Warrantholders, whether signatories thereto or not, and each and every Special Warrantholder and the Special Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

9.16	Holdings by Corporation or Subsidiaries Disregarded

In determining whether Special Warrantholders holding the required number of Special Warrants are present at a meeting of Special Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Special Warrantholders’ Request or other action under this Indenture, Special Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation shall be disregarded in accordance with the provisions of Section 12.6.

ARTICLE 10
SUPPLEMENTAL INDENTURES

10.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation (when authorized by action of the board of directors of the Corporation), Pacific Road and the Special Warrant Agent, may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	setting forth any adjustments resulting from the application of the provisions of Article 6;

(b)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the circumstances, provided that the same are not in the opinion of the Special Warrant Agent relying upon the advice of counsel prejudicial to the interests of the Special Warrantholders;

(c)	giving effect to any extraordinary resolution passed as provided in Article 9;

(d)

adding to, deleting or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrant Certificates, and making any modification in the form of the Special Warrant Certificates which does not affect the substance thereof,

(e)

modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Special Warrant Agent relying upon the advice of counsel, such modification or relief in no way prejudices any of the rights of the Special Warrantholders or of the Special Warrant Agent, and provided further that the Special Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Special Warrant Agent when the same shall become operative; and

(f)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Special Warrant Agent, the rights of the Special Warrant Agent and in the opinion of the Special Warrant Agent relying upon the advice of counsel the rights of the Special Warrantholders are in no way prejudiced thereby.

10.2	Successor Corporations

In the case of the consolidation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation (“successor Corporation”), the successor Corporation resulting from such arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Special Warrant Agent and executed and delivered to the Special Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 11
CONCERNING THE SPECIAL WARRANT AGENT

11.1	Legislation

(a)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(b)

The Corporation, Pacific Road and the Special Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

11.2	Rights and Duties of Special Warrant Agent

(a)

In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Special Warrant Agent shall act honestly and in good faith with a view to the best interests of the Special Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent special warrant agent would exercise in comparable circumstances.

(b)

The obligation of the Special Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Special Warrant Agent or the Special Warrantholders hereunder shall be conditional upon the Special Warrantholders furnishing, when required by a notice of the Special Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Special Warrant Agent to protect and to hold harmless the Special Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(c)

None of the provisions contained in this Indenture shall require the Special Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid. The Special Warrant Agent shall only be responsible to disburse funds under this Indenture to the extent that funds have been deposited with it. The Corporation shall be responsible for any shortfalls.

(d)

The Special Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Special Warrantholders, at whose instance it is acting, to deposit with the Special Warrant Agent the Special Warrants held by them, for which Special Warrants the Special Warrant Agent shall issue receipts.

(e)

Every provision of this Indenture that by its terms relieves the Special Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, to this Section 11.2 and to Section 11.3.

11.3	Evidence, Experts and Advisers

(a)

In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Special Warrant Agent such additional evidence of compliance with any provision hereof, in such form, as may be prescribed by Applicable Legislation or as the Special Warrant Agent may reasonably require by written notice to the Corporation.

(b)

In the exercise of its rights and duties hereunder, the Special Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Special Warrant Agent pursuant to a request of the Special Warrant Agent, provided that such evidence complies with Applicable Legislation and that the Special Warrant Agent complies with Applicable Legislation and that the Special Warrant Agent examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

(c)

Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Special Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Special Warrant Agent take the action to be based thereon.

(d)

Proof of the execution of an instrument in writing, including a Special Warrantholders’ Request, by any Special Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, stating that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Special Warrant Agent may consider adequate.

(e)

The Special Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Special Warrant Agent. Any remuneration so paid by the Special Warrant Agent shall be reimbursed by the Corporation in accordance with Section 7.2 hereof.

11.4	Documents, Monies, etc. Held by Special Warrant Agent

The Special Warrant Agent may retain any cash balance held in connection with this Trust Indenture and may, but need not, hold the same in its deposit department, the deposit department of one of its Affiliates or the deposit department of a Canadian chartered bank; but the Special Warrant Agent, its Affiliates or such Canadian chartered bank shall not be liable to account for any interest or other income received by the Special Warrant Agent in respect of such deposit to the Corporation or any other person or entity other than at a rate, if any, established from time to time by the Special Warrant Agent, its Affiliates or such Canadian chartered bank. For the purpose of this Section, “Affiliate” means affiliated companies within the meaning of the Business Corporations Act (British Columbia).

11.5	Actions by Special Warrant Agent to Protect Interest

The Special Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of Pacific Road and the Special Warrantholders.

11.6	Special Warrant Agent Not Required to Give Security

The Special Warrant Agent shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.7	Protection of Special Warrant Agent

Except as provided in Section 11.2, by way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed that the Special Warrant Agent shall not:

(a)

be liable for or by reason of any statements of fact or recitals in this Indenture or in the Special Warrant Certificates (except the representation contained in Section 11.9 or in the certificate of the Special Warrant Agent on the Special Warrant Certificates) or be required to verify the same, but all such statements (other than those relating specifically to the Special Warrant Agent) or recitals are and shall be deemed to be made by the Corporation;

(b)	be bound to give notice to any person or persons of the execution hereof;

(c)

incur any liability or responsibility whatsoever, or be in any way responsible, for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation;

(d)

at any time be under any duty or responsibility to any Special Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 6.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same; and

(e)

be accountable with respect to the validity or value (or the kind or amount) of any Timmins Common Shares or of any shares, other securities, Property or Dividend Funds which may at any time be issued or delivered upon the exchange of any Special Warrant.

11.8	Replacement of Special Warrant Agent; Successor by Merger

(a)

The Special Warrant Agent may resign its trust and be discharged from all further duties and liabilities hereunder, subject to this Section 11.8, by giving to the Corporation not less than thirty (30) days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Special Warrantholders by extraordinary resolution shall have power at any time to remove the existing Special Warrant Agent and to appoint a new special warrant agent. In the event of the Special Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation and Pacific Road shall forthwith appoint a new special warrant agent unless a new special warrant agent has already been appointed by the Special Warrantholders. Failing such appointment by the Corporation and Pacific Road, the retiring Special Warrant Agent at the expense of the Corporation or any Special Warrantholder may apply to a justice of the Toronto Court on such notice as such justice may direct, for the appointment of a new special warrant agent; but any new special warrant agent so appointed by the Corporation and Pacific Road or by the Court shall be subject to removal as aforesaid by the Special Warrantholders. Any new special warrant agent appointed under this Section shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by the Applicable Legislation of any other provinces, in such other provinces. On any such appointment the new special warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Special Warrant Agent under this Indenture.

(b)	Upon the appointment of a successor special warrant agent, the Corporation shall promptly notify the Special Warrantholders thereof in the manner provided for in Section 12.2.

(c)

Any corporation into which or with which the Special Warrant Agent may be merged, consolidated or amalgamated, or any corporation resulting therefrom to which the Special Warrant Agent shall be a party, or any corporation succeeding to the trust business of the Special Warrant Agent shall be the successor to the Special Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor special warrant agent under subsection 11.8(a).

(d)

Any Special Warrant Certificates certified but not delivered by a predecessor special warrant agent may be certified by the successor special warrant agent in the name of the predecessor or successor special warrant agent.

11.9	Conflict of Interest

The Special Warrant Agent represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists between its role as a special warrant agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within thirty (30) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor special warrant agent approved by the Corporation and meeting the requirements set forth in subsection 11.8(a) . Notwithstanding the foregoing provisions of this Section 11.9, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Special Warrant Certificates shall not be affected in any manner whatsoever by reason thereof.

11.10	Acceptance of Corporation

The Special Warrant Agent hereby accepts the trusts declared and provided for in this Indenture and agrees to perform the same upon the terms and conditions herein set forth.

11.11	Special Warrant Agent Not to be Appointed Receiver

The Special Warrant Agent and any person related to the Special Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

11.12	Reliance by the Special Warrant Agent

The Special Warrant Agent may act and rely on the opinion or advice obtained from Counsel to the Special Warrant Agent and shall, provided it acts in good faith in reliance thereon, not be responsible for any loss occasioned by doing so nor shall it incur any liability or responsibility for determining in good faith not to act upon such opinion or advice. The Special Warrant Agent may act and rely, and shall be protected in acting and relying, upon any statement, request, direction or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

11.13	Special Warrant Agent Not Required to Give Notice of Default

The Special Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof. The Special Warrant Agent shall not be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Special Warrant Agent and in the absence of any such notice the Special Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Special Warrant Agent to determine whether or not the Special Warrant Agent shall take action with respect to any default.

11.14	Indemnity of Special Warrant Agent

The Corporation will fully indemnify and hold the Special Warrant Agent and its officers, directors, employees and agents harmless from and against any and all actions and suits whether groundless or otherwise and from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liabilities arising directly or indirectly out of the performance of its duties and obligations under this Indenture, except for any liability arising out of the Special Warrant Agent’s gross negligence or wilful misconduct. In the absence of gross negligence or wilful misconduct on its part, the Special Warrant Agent shall not be liable for any action taken, suffered, or omitted by it or for any error of judgement made by it in the performance of its duties under this Indenture. In no event will the Special Warrant Agent be liable for special, indirect, consequential or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Special Warrant Agent has been advised of the possibility of such damages. Any liability of the Special Warrant Agent will be limited in the aggregate to an amount equal to twelve (12) times the monthly fee paid by the Corporation. In the event any question or dispute arises with respect to the Special Warrant Agent’s duties hereunder, the Special Warrant Agent shall not be required to act or be held liable or responsible for its failure or refusal to act until the question or dispute has been (i) judicially settled (and, if appropriate, the Special Warrant Agent may file a suit in interpleader or for a declatory judgment for such purpose) by final judgment by a court of competent jurisdiction that is binding on all parties in the matter and is no longer subject to review or appeal, or (ii) settled by written document in form and substance satisfactory to the Special Warrant Agent and executed by the Special Warrant Agent. In addition, the Special Warrant Agent may require for such purpose, but shall not be obligated to require, the execution of such written settlement by parties that may have an interest in the settlement. It is understood and agreed that this indemnification shall survive the termination or discharge of this Indenture or resignation or removal of the Special Warrant Agent.

11.15	Third Party Interests

Each party to this Indenture hereby represents to the Special Warrant Agent that any account to be opened by, or interest to held by, the Special Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Special Warrant Agent’s prescribed form as to the particulars of such third party.

11.16	Special Warrant Agent not Bound to Act

The Special Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Special Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Special Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or antiterrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the Corporation, provided (i) that the Special Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Special Warrant Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

ARTICLE 12
GENERAL

12.1	Notice to the Corporation, the Co-Lead Agents, Pacific Road and the Special Warrant Agent

(a)	Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, Pacific Road or the Special Warrant Agent shall be deemed to be validly given if delivered or faxed:

If to the Corporation:

Timmins Gold Corp.
Suite 1900 – 570 Granville St.
Vancouver, British Columbia
V6C 3P1

Attention:	Bruce Bragagnolo, Chief Executive Officer
Fax:	(604) 682-4003

with a copy (for informational purposes only and not constituting notice) to:

Norton Rose OR LLP
Suite 3800, Royal Bank Plaza, South Tower
200 Bay Street, P.O. Box 84
Toronto, Ontario
M5J 2Z4

Attention:	Richard Sutin
Fax:	(416) 216-3930

If to Fund A or Fund B:

Pacific Road Capital Management
Level 23, Goldfields House
1 Alfred Street
Sydney NSW 2000 Australia

Attention:	Greg Dick
Fax:	+ 612 9241 2255

If to PRNV:

Pacific Road Holdings NV
Citco Belgium SA
Avenue Louise 331-333
1050 Brussels, Belgium

Attention:	Ann Lavrysen
Fax:	+ 32 2 642 8650

in each case with a copy (for informational purposes only and not constituting notice) to:

Osler, Hoskin & Harcourt LLP
Suite 6100, 1 First Canadian Place
100 King Street West
Toronto, Ontario
M5X 1B8

Attention:	John Groenewegen
Fax:	416-862-6666

If to the Special Warrant Agent:

Computershare Trust Company of Canada
3rd floor 510 Burrard Street,
Vancouver, British Columbia
V6C 3B9

Attention:	General Manager, Corporate Trust Services
Fax:	(604) 661-9591

If to the Co-Lead Agents at:

M Partners Inc.
100 Wellington Street West
Suite 2201, P.O. Box 320
Toronto, Ontario
M5K 1K2

Attention:	Christopher Dingle
Facsimile No.:	(416) 603-6374

with a copy to (for informational purposes only and not constituting notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention:	David Weinberger
Facsimile No.:	(416) 947-0866

and any such notice delivered or faxed in accordance with the foregoing shall be deemed to have been received on the date of delivery or on the day following the date it was faxed.

(b)

The Corporation, the Co-Lead Agents, Pacific Road or the Special Warrant Agent, as the case may be, may from time to time notify the other parties in the manner provided in subsection 12.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, the Co-Lead Agents, Pacific Road or the Special Warrant Agent, as the case may be, for all purposes of this Indenture.

12.2	Notice to Special Warrantholders

(a)

Unless otherwise provided herein, any notice to the Special Warrantholders under the provisions of this Indenture shall be valid and effective if faxed, sent by letter, postage prepaid, or delivered addressed to such holders at their addresses appearing on the register referred to in Section 2.14 and shall be deemed to have been effectively given on the date of delivery or, if mailed, on the date that is three (3) Business Days following actual posting of the notice or, if faxed, on the next Business Day following the date of transmission. Accidental error or omission in giving notice or accidental failure to mail notice to any Special Warrantholder will not invalidate any action or proceeding founded thereon.

(b)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Special Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered or faxed in accordance with the foregoing.

12.3	Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be executed as of the date hereof.

12.4	Satisfaction and Discharge of Indenture

At Exchange Time, and if all certificates representing Timmins Common Shares required to be delivered have been delivered, this Indenture shall cease to be of force or effect and the Special Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Special Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Special Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

12.5	Provisions of Indenture and Special Warrants for the Sole Benefit of Parties and Special Warrantholders

Nothing in this Indenture or in the Special Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Special Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Special Warrantholders.

12.6	Special Warrants Owned by the Corporation or its Subsidiaries – Certificate to be Provided

For the purpose of disregarding any Special Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation in accordance with Section 9.16, the Corporation shall provide to the Special Warrant Agent, from time to time and upon request, a certificate of the Corporation setting forth, as at the date of such certificate:

(a)

the names (other than the name of the Corporation) of the registered holders of Special Warrants which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any Subsidiary of the Corporation; and

(b)	the number of Special Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation;

and the Special Warrant Agent, in making the computations in Section 9.16, shall be entitled to rely on such certificate without any additional evidence.

12.7	Power to Amend

All and any provisions of this Indenture and the Special Warrant Certificates may from time to time be amended by agreement between the Corporation, Pacific Road and the Special Warrant Agent on its own behalf and on behalf of the Special Warrantholders in any respect which they deem necessary or desirable, without the need for any additional consent by or on behalf of the Special Warrantholders, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provisions contained herein or in any manner which the Corporation, Pacific Road and the Special Warrant Agent on its own behalf and on behalf of the Special Warrantholders may deem necessary or expedient and which does not in the opinion of the Special Warrant Agent relying on the advice of counsel materially prejudice the rights exercisable by extraordinary resolution of the Special Warrantholders within the meaning of and in accordance with the procedures set forth in Article 9 hereof and any such amendments shall be binding on all Special Warrantholders from and after the effective date thereof. If this Indenture is so amended, reference herein to this Indenture shall, unless the context otherwise requires, be construed, as from the date from which such amendment is expressed to be made, as references to this Indenture and so amended.

12.8	Waiver

Each of the parties hereto shall have the right to waive any of its rights under this Indenture, in whole or in part, in its absolute discretion, and any such right once waived may thereafter, subject to the terms of the waiver, be reasserted by such party at any time and enforced pursuant to the terms of this Indenture.

12.9	Governing Law

This Indenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein.

12.10	Force Majeure

Except for the payment obligations of the Corporation contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section. For greater certainty, this Section 12.10 shall not extend the Deadline.

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers as of the date first above written,

TIMMINS GOLD CORP.

By: (signed) Bruce Bragagnolo
Name: Bruce Bragagnolo
Title: Chief Executive Officer

PACIFIC ROAD CAPITAL A PTY LTD., as
Trustee for Pacific Road Resources Fund A

By: (signed) Presdie
Name: Presdie
Title: Director
By: (signed) Greg Dick
Name: Greg Dick
Title: Director

PACIFIC ROAD CAPITAL B PTY LTD., as
Trustee for Pacific Road Resources Fund B

By: (signed) Louis I Rozman
Name: Louis I Rozman
Title: Director
By: (signed) Greg Dick
Name: Greg Dick
Title: Secretary

PACIFIC ROAD HOLDINGS NV

By: (signed) Ann Lavrysen
Name: Ann Lavrysen
Title: Director

M PARTNERS INC.

By: (signed) Thomas S. Kofman
Name: Thomas S. Kofman

Title: Chairman

NATIONAL BANK FINANCIAL INC.

By: (signed) Daniel Wilton
Name: Daniel Wilton

Title: Managing Director

COMPUTERSHARE TRUST COMPANY OF CANADA

By: (signed) Gabriel Ducharme
Name: Gabriel Ducharme
Title: Professional, Corporate Trust
By: (signed) A. Koilen
Name: A. Koilen
Title: Professional, Corporate Trust

SCHEDULE “A”

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to Timmins Gold Corp. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS, and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF
THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT
IS 4 MONTH AND A DAY AFTER CLOSING].

SPECIAL WARRANT CERTIFICATE

TIMMINS GOLD CORP.

(A corporation existing under the laws of the Business Corporations Act (British Columbia))

CUSIP NO.: 88741P129 ISIN NO.:	ISIN NO: CA 88741P1291

SPECIAL WARRANT	SPECIAL WARRANTS

CERTIFICATE NO.	entitling the holder to acquire, subject to adjustment, one Common Share for each Special Warrant represented hereby.

THIS IS TO CERTIFY THAT CDS&CO. (hereinafter referred to as the “holder”) is the registered holder of the number of Special Warrants specified above and is entitled to acquire (without payment of any additional consideration) in the manner and subject to the restrictions and adjustments set forth herein and in the Indenture (as such term is defined below), at the Exchange Time, one (1) fully paid and non-assessable common share (a “Common Share”) of Timmins Gold Corp. (the “Corporation”), as such securities were constituted on z, 2011, for each Special Warrant represented hereby.

The Special Warrants represented by this certificate are created under and pursuant to a Special Warrant Indenture (herein referred to as the “Indenture”) made as of July •, 2011 between the Corporation, Pacific Road Resources Fund A, Pacific Road Resources Fund B, Pacific Road Holdings NV, M Partners Inc., National Bank Financial Inc. and Computershare Trust Company of Canada (the “Special Warrant Agent”). Reference is made to the Indenture and any instruments supplemental thereto for a full description of the rights of the holders of the Special Warrants and the terms and conditions upon which the Special Warrants are, or are to be, issued and held, with the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth. By acceptance hereof, the holder assents to all provisions of the Indenture. Whenever used herein capitalized terms not defined in this Special Warrant Certificate but defined in the Indenture shall have the meanings ascribed thereto in the Indenture.

At the Exchange Time, the Special Warrants represented hereby, other than any Special Warrants held in the United States or by a U.S. Person, or for the account or benefit of a U.S. Person, shall be deemed to be exchanged and the Common Shares deliverable hereunder shall be registered in the name of the holder or holders of record hereof at such time without any further action on the part of the holder hereof. The Special Warrant Agent shall deliver to each registered holder of Common Shares acquired upon the exchange and surrender of this certificate, a share certificate for the Common Shares the registered holder is entitled to pursuant to the terms of the Special Warrants. The Special Warrant Agent shall deliver such share certificates within five Business Days of the Exchange Time.

The Common Shares deliverable upon exchange hereof have not been registered under the U.S. Securities Act or registered or qualified under any state securities laws and may not be exchanged in the United States or by or on behalf of a U.S. Person, or for the account or benefit of a U.S. Person, unless an exemption from such requirements is available, as determined in the sole discretion of Pacific Road. Common Shares deliverable upon exchange of Special Warrants by a person in the United States or by or on behalf of a U.S. Person, may bear a legend restricting transfer.

The Indenture provides for adjustments to the rights of the holders of Special Warrants on the happening of certain stated events, including the subdivision or consolidation of the outstanding Common Shares.

The holder of this Special Warrant Certificate may, upon compliance with the reasonable requirements of the Special Warrant Agent and surrender hereof to the Special Warrant Agent at its principal office in the City of Toronto, and subject to the restrictions or exercise by holders in the United States and U.S. Persons, as described above, exchange this Special Warrant Certificate for other Special Warrant Certificates entitling the holder to acquire, in the aggregate, the same number of Common Shares as may be acquired under this Special Warrant Certificate.

The holding of the Special Warrants evidenced by this Special Warrant Certificate shall not constitute the holder thereof a shareholder of the Corporation or entitle the holder to any right or interest in respect thereof except as expressly provided in the Indenture and in this Special Warrant Certificate.

The Indenture provides that all holders of Special Warrants shall be bound by any resolution passed at a meeting of the holders held in accordance with the provisions of the Indenture and by resolutions signed by the holders of Special Warrants entitled to acquire a specified majority of the Common Shares which may be acquired pursuant to all then outstanding Special Warrants.

The Special Warrants evidenced by this Special Warrant Certificate may be transferred on the register kept at the offices of the Special Warrant Agent by the registered holder hereof or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Special Warrant Agent in the form attached as Appendix 1, upon compliance with the conditions prescribed in the Indenture and upon compliance with such reasonable requirements as the Special Warrant Agent may prescribe.

Any certificates representing Common Shares issued pursuant to this Special Warrant prior to the Qualification Date will bear the following legends:

“Unless permitted under securities legislation, the holder of this security must not trade the security before [the date that is 4 months and a day after the date of delivery of the Common Shares].”

“The securities represented by this certificate are listed on the Toronto Stock Exchange (“TSX”); however, the said securities cannot be traded through the facilities of TSX since they are not freely transferable, and consequently any certificate representing such securities is not “good delivery” in settlement of transactions on TSX.”

provided that after the date that is four months and one day after the date of delivery of the Common Shares the certificates representing the Common Shares issuable upon exchange of the Special Warrants will be issued bearing no such legend.

This Special Warrant Certificate shall not be valid for any purpose whatever unless and until it has been certified by or on behalf of the Special Warrant Agent.

All capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Indenture.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Special Warrant Certificate to be signed by a duly authorized officer as of •, 2011.

TIMMINS GOLD CORP.

By:

Certified by:

COMPUTERSHARE TRUST COMPANY OF CANADA
Special Warrant Agent

By:

By:

APPENDIX 1

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to

(full name of Transferee)	(address of Transferee)

                    Special Warrants of Timmins Gold Corp. registered in the name of the undersigned on the records maintained by Computershare Trust Company of Canada represented by the Special Warrant Certificate attached.

DATED the _____day of ______________, 20__.

Signature Guaranteed	(Signature of Special Warrantholder)

Instructions:

1.	The Signature of the Special Warrantholder must be the signature of the person whose name appears on the face page of the Special Warrant Certificate.

2.

If the Transfer Form is signed by a special warrant agent, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Special Warrant Agent and the Corporation.

3.

The signature on the Transfer Form must be guaranteed by a Canadian Schedule “I” major chartered bank, a major Canadian trust company, or a member of an acceptable Medallion Guarantee program. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.

4.

Special Warrants shall only be transferable in accordance with applicable laws. The transfer of Special Warrants to a purchaser not resident in a Qualifying Jurisdiction may result in the Common Shares obtained upon the exchange of the Special Warrants not being freely tradable in the jurisdiction of the purchaser. No Special Warrants may be transferred to a person in the United States, or to or for the account or benefit of a U.S. Person.

SCHEDULE “B”

NOTICE OF EXCHANGE

TO: COMPUTERSHARE TRUST COMPANY OF CANADA

Pursuant to Section 3.2 of the special warrant indenture (the “Special Warrant Indenture”) dated July •, 2011 between Pacific Road Capital A Pty Ltd., as trustee for Pacific Road Resources Fund A, Pacific Road Capital B Pty Ltd., as trustee for Pacific Road Resources Fund B, Pacific Road Holdings NV, the Corporation, Computershare Trust Company of Canada, M Partners Inc. and National Bank Financial Inc., the undersigned hereby give notice of the following:

[ ]	The Qualification Date has occurred on or before the Deadline. Attached hereto is a copy of the receipt for the Final Prospectus issued by applicable securities regulatory authorities in each of the Qualifying Jurisdictions;

OR

[ ]	There are one or more Electing Holders in the circumstances contemplated in Section 3.5 of the Special Warrant Indenture, who have purchased an aggregate of Special Warrants.

All capitalized terms not defined in this Notice of Exchange shall have the meanings given in the Special Warrant Indenture.

Dated this ______day of _________________, 2011

TIMMINS GOLD CORP.

By:
Name:
Title:

M PARTNERS INC.
By:
Name:
Title: